United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale starts commissioning the Capanema project

Rio de Janeiro, December 3rd, 2024 – Vale S.A. (“Vale” or “Company”) informs that it has started commissioning the Capanema Maximization Project (“Project”), which aims adding approximately 15 Mtpy of iron ore at the Mariana complex, in Minas Gerais state, Brazil.

“We are resuming operations at the Capanema mine in a safer, more efficient and sustainable manner. Capanema will produce sinter feed with low cost and without generating waste. The mine will use autonomous trucks for greater safety and reducing CO2 emissions from the operation”, highlighted Gustavo Pimenta, Vale’s CEO.

The project consisted in investments to reactivate the Capanema mine, the implementation of a long-distance conveyor belt and adjustments to the storage and loading yard at the Timbopeba rail terminal. Capanema will make full use of autonomous off-road trucks in its operations, ensuring greater safety and efficiency. The asset will produce sinter feed using the natural moisture process, without the generation of tailings.

This Project is an important milestone towards achieving the iron ore production guidance of 340-360 Mt in 2026, adding flexibility to our operations and product portfolio.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: December 03, 2024		Director of Investor Relations